UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            OGLEBAY NORTON CO /OHIO/
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                        (Title of Class and Securities)


                                   677007205
              ----------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2005
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            (Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 677007205                SCHEDULE 13G                     Page 2 of 6
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      (1) NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  MFP INVESTORS LLC - 22-3608480
                  51 John F. Kennedy Parkway, 2nd Floor
                  Short Hills, NJ 07078

                  MICHAEL F. PRICE
                  51 John F. Kennedy Parkway, 2nd Floor
                  Short Hills, NJ 07078

                  Michael F. Price is the controlling person of MFP Investors LLC

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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions):           (a) [ ]
                                        (b) [X]
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      (3) SEC USE ONLY

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      (4) CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
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                                   (5)  SOLE VOTING POWER
NUMBER OF
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                155,213
EACH                               -------------------------------------------
REPORTING                          (7)  SOLE DISPOSITIVE POWER
PERSON
WITH                               -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        155,213
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    (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          155,213
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    (10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
          Instructions)                             [ ]

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    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          4.310%
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    (12)  TYPE OF REPORTING PERSON (See Instructions)
          OO
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



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CUSIP No. 677007205                SCHEDULE 13G                   Page 3 of 6
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     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          MFP Partners, LP - 22-3608482
          c/o MFP Investors LLC
             51 John F. Kennedy Parkway, 2nd Floor
          Short Hills, NJ 07078

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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions):    (a) [ ]
                                 (b) [X]
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     (3)  SEC USE ONLY

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     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
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                                   (5)  SOLE VOTING POWER
NUMBER OF
SHARES                             -------------------------------------------
BENEFICIALLY                       (6)  SHARED VOTING POWER
OWNED BY                                117,962
EACH                               -------------------------------------------
REPORTING                          (7)  SOLE DISPOSITIVE POWER
PERSON
WITH                               -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                        117,962
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     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          117,962
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    (10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
          Instructions) [ ]

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    (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          3.276%
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    (12)  TYPE OF REPORTING PERSON (See Instructions)
          OO
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

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     CUSIP No. 677007205                SCHEDULE 13G               Page 4 of 6
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Item 1(a).         Name of Issuer:
                   OGLEBAY NORTON CO /OHIO/

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   North Point Tower
                   1001 Lakeside Avenue
                   15th Floor
                   Cleveland, OH 44114

Item 2(a).         Name of Persons Filing:
                   MFP INVESTORS LLC
                   MFP PARTNERS, LP

Item 2(b).         Address of Principal Business Office or, if None, Residence:
                   51 JFK Parkway, 2nd Floor
                   Short Hills, NJ 07078

Item 2(c).         Citizenship:
                   DELAWARE

Item 2(d).         Title of Class of Securities:
                   Common Stock, par value $0.01 per share

Item 2(e).         CUSIP Number:
                   677007205

Item 3. If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

              Not applicable.

Item 4.       Ownership.

              As the investment adviser to several clients (none of which owns more than 5% of the common stock of the issuer), MFP Investors LLC is deemed to own 155,213 shares (4.310%) of the outstanding common stock of the issuer.*

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              MFP Investors LLC manages investments for several clients, none of which currently owns more than 5% of the common stock of the issuer.

* As the investment adviser to several clients, MFP Investors LLC is deemed to own 464,000 shares of the convertible preferred stock of the issuer. Should MFP Investors LLC exercise its right of conversion of all the convertible preferred stock to common stock, it would be deemed to own a total of 17.196% of the outstanding common stock of the issuer and MFP Partners, LP (a client of MFP Investors LLC) would be deemed to own 13.069% of the outstanding common stock of the issuer.

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CUSIP No. 677007205                SCHEDULE 13G                    Page 5 of 6
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Item 7.       Identification and Classification of the Subsidiary Which Acquired
              the Security Being Reported on By the Parent Holding Company or Controlling Person.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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    CUSIP No. 677007205                SCHEDULE 13G               Page  6 of 6
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 13, 2006
                                               __________________________
                                                                Date


                                               MFP Investors LLC

                                               /s/ Michael F. Price
                                               __________________________
                                                            Signature
                                               Name:  Michael F. Price
                                               Title: Managing Member


                                               MICHAEL F. PRICE

                                               /s/ Michael F. Price
                                               _________________________
                                                             Signature
                                               Name: Michael F. Price


                                               MFP Partners, LP

                                               /s/ Michael F. Price
                                               __________________________
                                                             Signature
                                               Name:  Michael F. Price
                                               Title: Authorized Signatory
                                               of the Investment Adviser

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of Oglebay Norton Co., an Ohio corporation, and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 13th day of February, 2006.

                                               MFP Investors LLC

                                               /s/ Michael F. Price
                                               __________________________
                                                           Signature
                                               Name:  Michael F. Price
                                               Title: Managing Member


                                               MICHAEL F. PRICE

                                               /s/ Michael F. Price
                                               _________________________
                                                           Signature
                                               Name: Michael F. Price


                                               MFP Partners, LP

                                               /s/ Michael F. Price
                                               __________________________
                                                           Signature
                                               Name:  Michael F. Price
                                               Title: Authorized Signatory
                                               of the Investment Adviser